SCHEDULE 13G

                               (Rule 13d - 102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-I(b), (c)
                                    and (d)
              and Amendments Thereto Filed Pursuant to Rule 13d-2

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*




                            D&K Healthcare Resources, Inc.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      232861104
                                   (CUSIP Number)

                                     12-31-1998
                (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        __  Rule 13d-1(b)
        __  Rule13d-(c)
        __  Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1943 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

<PAGE 1>

CUSIP No.  232861104           13G                  Page 1 of 2 Pages

1. Names of Reporting Persons/I.R.S. Identification Nos. Of Above Persons (Entities Only)
        Monetta Fund, Inc.  36-3397822

2.  Check  the  Appropriate Box if a Member of a Group  (a)___
    (See Instructions)                                  (b)___
        Not Applicable

3.  SEC Use Only

4.  Citizenship or Place of Organization
        Maryland

Number of Shares Beneficially Owned by Each Reporting Person With:

        5.  Sole Voting Power
               200,500
        6.  Shared Voting Power

        7.  Sole Dispositive Power

        8.  Shared Dispositive Power
               200,500
            (with Adviser, Monetta Financial Services, Inc.)

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        200,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares___ (See instructions)
        Not Applicable

11. Percent of Class Represented by Amount in Row (9)
        5.3%

12. Type of Reporting Person (See Instructions)
        IV

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)Issuer:  D & K Healthcare Resources, Inc.

Item 1(b)Address of Issuer's Principal Executive Offices:
    8000 Maryland Avenue, Suite 920, St. Louis, MO  63105

Item 2(a) Name of Person Filing:  Monetta Fund, Inc.

Item 2(b) Address of Principal Business Office or, if None, Residence:
    1776-A S. Naperville Road, Suite 100,
    Wheaton, IL  60187

Item 2(c) Citizenship:  The filing person is a Maryland Corporation.

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP Number:  232861104

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13-2(b) or
         (c), check whether the person filing is a:

  (d)___ Investment company registered under Section 8 of the Investment Company Act.

Item 4. Ownership
  (a) Amount beneficially owned:  200,500
  (b) Percent of class:  5.3%
  (c) Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:  200,500
     (ii)  Shared power to vote or to direct the vote:  None
     (iii) Sole power to dispose or to direct the disposition of:  None
     (iv)  Shared power to dispose or to direct the disposition of:  200,500

Item 5. Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          Not Applicable

Item 8. Identification and Classification of Members of the Group:
          Not Applicable

Item 9. Notice of Dissolution of Group:  Not Applicable

Item 10. Certifications "By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

         SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                      2/16/99
                      (Date)

                      Maria De Nicolo
                      (Signature)

                      Maria De Nicolo
                      (Name)

                      Secretary
                      (Title)